March 28, 2006

Christian Windsor, Esq.
Timothy A. Geishecker, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

        RE:     GOLDMAN SACHS HEDGE FUND PARTNERS II, LLC
                POST-EFFECTIVE AMENDMENT NO. 1 TO THE FORM 10
                FILED ON JANUARY 30, 2006
                FILE NO. 000-51289

Dear Mr. Windsor and Mr. Geishecker:

     On behalf of Goldman Sachs Hedge Fund Partners II, LLC (the
"Company"), Goldman Sachs Hedge Fund Strategies, LLC, the Managing Member of the Company, hereby confirms that:

     1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or comments, please feel free to call me at 212-357-2713.

                                        Sincerely,

                                        /s/ Noah Goldberg

                                        Noah Goldberg

cc:  Joyce Sweeny
     Anthony Cesare
     David S. Plutzer, Esq.
     Robert Patenaude
     Stuart Gelfond, Esq.
     Paul D. Tropp, Esq.